FORBEARANCE AGREEMENT

FORBEARANCE AGREEMENT, dated as of September 3, 2009 (this "Agreement"), among BANK OF AMERICA, N.A., as Administrative Agent and Collateral Agent for the Lenders under the Credit Agreement referred to below (in such capacities, the "Agent"), the Lenders party hereto, NORTEK, INC. (the "Specified U.S. Borrower"), VENTROL AIR HANDLING SYSTEMS INC. (the "Canadian Borrower" and, together with the Specified U.S. Borrower and each other Borrower from time to time party to the Credit Agreement referred to below, the "Borrowers"), and the other Loan Parties (as defined in the Credit Agreement referred to below).

WITNESSETH:

WHEREAS, the Borrowers, the Guarantors, the Agent, the L/C Issuers and the Lenders are party to that certain Credit Agreement, dated as of May 20, 2008 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Credit Agreement);

WHEREAS, pursuant to the Credit Agreement, the Lenders and the L/C Issuers have agreed to make, and have made, certain Loans and other Credit Extensions to the Borrowers;

WHEREAS, certain Defaults are expected to occur within the Forbearance Period (as defined below), as described in Schedule I hereto (each such Default, a "Specified Default");

WHEREAS, the Loan Parties have requested that (a) the Lenders and the L/C Issuers continue to permit Credit Extensions for the account of the Borrowers, notwithstanding the occurrence and continuation of any Specified Default and (b) the Lenders forbear for a period of time from exercising any rights or remedies that they may have under the Credit Agreement and the other Loan Documents solely to the extent resulting from any Specified Default; and

WHEREAS, to permit completion of the negotiation of a reorganization plan and the exploration of other possible strategic restructuring transactions, and to provide the Specified U.S. Borrower and its Subsidiaries continued access to liquidity under the Credit Agreement during such process, the Required Lenders have agreed (a) to permit Credit Extensions for the account of the Borrowers, notwithstanding the occurrence and continuation of any Specified Default and (b) to forbear from exercising rights and remedies against the Loan Parties under the Loan Documents solely to the extent resulting from any Specified Default, in each case for the limited period of time set forth herein and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.   Forbearance.

(a)   Upon and subject to the occurrence of the Forbearance Effective Date (as defined below), each of the Lenders party hereto agrees that, notwithstanding the occurrence and continuation of the Specified Defaults, during the period (the "Forbearance Period") from and after the Forbearance Effective Date until the first to occur of (i) October 20, 2009 or (ii) the date on which a Forbearance

Event (as defined below) shall have occurred (the first such date to occur, the "<u>Forbearance Termination Date</u>"), none of the Lenders shall (i) commence or exercise any judicial or other enforcement rights, remedies or actions with respect to, or demand, accelerate, or take any similar action to recover (by set-off or otherwise), payment of the Obligations from any Loan Party, commence any action seeking to adjudicate any Loan Party insolvent, or commence any foreclosure, levy or other enforcement action of any kind (including, without limitation, any out-of-court or self-help actions) against, or seize all or any portion of, the Collateral or (ii) direct, vote to direct or request that the Agent take or exercise, and the Required Lenders hereby direct the Agent not to take or exercise, any of the actions set forth in Section 8.02 of the Credit Agreement or any other remedies under the Credit Agreement, the Loan Documents or otherwise (including, without limitation, enforcement or collection actions or other remedies available pursuant to applicable law); in the case of clauses (i) and (ii) above, solely to the extent that the availability of such rights or remedies arise as a result of (and only as a result of) any Specified Default.

(b)   This forbearance is temporary and limited in nature, in accordance herewith, and subject to the terms and conditions hereof, and nothing contained herein is intended, or shall be deemed or construed: (i) to preclude or prevent the Agent or any other Secured Party from exercising any rights or remedies against any Loan Party under the Credit Agreement or any other Loan Documents or applicable law arising on account of (A) any Default or Event of Default other than a Specified Default or (B) any Specified Default from and after the Forbearance Termination Date; (ii) except as otherwise expressly set forth herein, to effect any amendment or other modification of the Credit Agreement or any of the other Loan Documents, all of which shall remain in full force and effect in accordance with their respective terms; (iii) except as otherwise expressly set forth herein, to constitute a waiver of any Default or any term or provision of the Credit Agreement or any of the other Loan Documents or applicable law; or (iv) to establish a custom or course of dealing between the Agents, the Lenders and the L/C Issuers, on the one hand, and the Loan Parties, on the other hand. Nothing contained herein is intended, or shall be deemed or construed, to require any Agent or Lender to extend the Forbearance Termination Date for any reason whatsoever.

(c)   Notwithstanding anything to the contrary contained in Section 1(a) hereof, on the Forbearance Termination Date, without the requirement of any notice to any Loan Party or any other Person, (i) the forbearance and all agreements set forth in Section 1(a) hereof shall automatically terminate and be of no further force or effect without any further action by the Agent or any of the Lenders, (ii) the Specified Defaults shall be, without further action, reinstated and shall have the same force and effect as if this Agreement had not been entered into to by the parties hereto and (iii) subject to the terms of the Loan Documents and applicable law, the Agent and any Secured Party may thereafter, without limitation, sue, ask for or demand from the Loan Parties payment in full of the Obligations to the extent permitted pursuant to the Credit Agreement, in whole or in part, and otherwise enforce any or all of its rights and remedies (including rights of acceleration and foreclosure) provided for under the Loan Documents or applicable law against any Loan Party or any other Person.

(d)   For the avoidance of doubt, nothing herein (i) limits the right of the Agent or the Secured Parties, including during the Forbearance Period, to take any action to preserve or exercise or enforce rights or remedies or (ii) constitutes a waiver of such rights or of the Specified Default to the extent giving rise to such rights, in either case against parties other than the Borrowers and the Guarantors ("<u>Third Party Rights</u>"). For purposes of the foregoing, the Borrowers and the Guarantors acknowledge and agree that execution and delivery of this Agreement shall constitute the making of any necessary demand or the giving of any necessary notice for purposes of preserving and/or permitting the exercise of any such Third Party Rights of the Agent and the Secured Parties.

(e)   Execution of this Agreement constitutes a direction by the Required Lenders that the Agent act in accordance with its terms. Notwithstanding the foregoing, the Agent shall have no liability to any Borrower, any Guarantor, any Lender or any other Secured Party, for taking any action at the request of the Required Lenders, even if such action is inconsistent with this Agreement; provided that the foregoing shall not limit the rights of the Borrowers and the Guarantors to pursue all available remedies available under applicable law which may result from breach or non-performance by any Lender of this Agreement or any of such Lender's obligations hereunder. Notwithstanding the foregoing, each Lender party hereto hereby agrees not to take any action, including without limitation directing the Agent to take any action, inconsistent with or in breach of this Agreement. The parties acknowledge and agree that any actions taken or not taken by the Agent in accordance with this Agreement are at the request of and with the consent of the Required Lenders under the Credit Agreement, and the Agent may rely thereon for purposes of Article IX of the Credit Agreement; provided that nothing in this Agreement shall be deemed to limit or modify the provisions of Section 11.01 of the Credit Agreement.

(f) The Borrowers and the Guarantors acknowledge and agree that, notwithstanding the occurrence of the Forbearance Effective Date, the agreements of the Lenders hereunder shall not constitute a waiver of any Specified Default (except during the Forbearance Period to the limited extent set forth herein), and that except as expressly provided herein, the Lenders expressly reserve all rights and remedies that the Agent and the Secured Parties now or may in the future have under any or all of the Loan Documents and applicable law in connection with all Defaults and Events of Default (including without limitation the Specified Defaults).

Section 2.   Forbearance Events.

If any of the following events (each a "Forbearance Event") shall occur and be continuing, then the Forbearance Period shall immediately and automatically terminate without notice or other action required by any Person:

(a) any Loan Party shall breach any covenant, condition or agreement contained in this Agreement, after giving effect to any applicable grace periods contained in (i) the Credit Agreement (in the case of any covenant, condition, or agreement set forth in the Loan Documents (other than in this Agreement) required to be complied with pursuant to Section 6(a)) or (ii) this Agreement; or

(b) any Default or Event of Default (other than a Specified Default) shall have occurred and be continuing (including, for the avoidance of doubt, pursuant to Sections 8.01(f) or (g) of the Credit Agreement); or

(c) any Loan Party or its Subsidiaries, or any Person claiming by or through any Loan Party or its Subsidiaries, shall commence, join in, assist or otherwise participate as an adverse party in any suit or other proceeding against the Agent, the Lenders or any other Secured Parties or any Affiliate of the Agent, any Lenders or any other Secured Parties relating to the Obligations, the Credit Agreement, this Agreement or the other Loan Documents, in each case, other than claims by any Loan Party or its Subsidiaries, or any Person claiming by or through any Loan Party or its Subsidiaries, in respect of any Defaulting Lender; or

(d) a relevant trustee or agent (collateral or otherwise) in respect of any Restructured Debt shall (i) in respect of the Senior Secured Notes, take any action to exercise any rights or remedies under the Senior Secured Notes Documents (including any related security agreements or other collateral documents) in respect of any Collateral (other than in respect of the perfection or preservation thereof) or (ii) shall deliver a declaration of acceleration or any similar document in respect of any Restructured Debt; or

(e) the Agent shall not have received, on or prior to September 3, 2009, forecasts

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prepared by management of the Specified U.S. Borrower of consolidated balance sheets and statements of income or operations and cash flows of the Specified U.S. Borrower and its Subsidiaries for the three years following the Forbearance Effective Date, in form and substance reasonably satisfactory to the Administrative Agent, certified by the chief financial officer of the Specified U.S. Borrower; or

(f)   the Agent shall not have received, on or prior to September 8, 2009, a statement of projected consolidated cash receipts and cash disbursements for the Specified U.S. Borrower and its U.S. Subsidiaries for each week in the period of thirteen continuous weeks commencing with September 8, 2009, in form and substance reasonably satisfactory to the Administrative Agent, certified by the chief financial officer of the Specified U.S. Borrower; or

(g)   (i) the Lock-Up Condition shall not be satisfied by September 15, 2009 (or such later date as may be agreed to by the Required Lenders) or (ii) a termination event, event of default or similar event shall have occurred under the Lock-Up Agreement; or

(h)   an amendment, supplement or other modification shall have been made to, or a consent or waiver shall have been granted with respect to any departure by any Person from the provisions of, the Lock-Up Agreement or the Nortek Plan, in each case, which is reasonably determined by the Required Lenders to be adverse to the interests of the Lenders, unless such amendment, supplement or other modification, or consent or waiver, is acceptable to the Required Lenders; or

(i)   the Lock-Up Agreement shall have been terminated or shall cease to be in full force and effect; or

(j)   the issuance by any Governmental Authority of any ruling or order enjoining the Lock-Up Agreement or the consummation of a material portion of the Nortek Plan and the transactions contemplated thereby; or

(k)   the Specified U.S. Borrower or any of its Subsidiaries shall file any motion or pleading with the Bankruptcy Court that is inconsistent in any material respect with the Lock-Up Agreement or the Nortek Plan and such motion or pleading has not been withdrawn prior to the earlier of (i) two Business Days of the Specified U.S. Borrower receiving notice that such motion or pleading is inconsistent with the Lock-Up Agreement or the Nortek Plan and (ii) entry of an order of the Bankruptcy Court approving such motion or pleading; or

(l)   the Bankruptcy Court shall grant relief that is inconsistent with the Lock-Up Agreement or the Nortek Plan in any material respect; or

(m)   the Specified U.S. Borrower and its applicable Subsidiaries shall (i) commence a solicitation in respect of a plan of reorganization other than the version of the Nortek Plan that is in form and substance satisfactory to the Required Lenders, or (ii) have failed to commence a solicitation in respect of the version of the Nortek Plan that is in form and substance satisfactory to the Required Lenders on or prior to September 15, 2009 (or such later date on or prior to September 20, 2009 on which the commencement of such solicitation may take place as agreed to by the parties to the Lock-Up Agreement in accordance with the terms thereof); or

(n)   the Specified U.S. Borrower and its applicable Subsidiaries shall have suspended or discontinued the solicitation in respect of the Nortek Plan (excluding, subject to Section 2(p) hereof, extensions of such solicitation made in accordance with the terms of the Lock-Up Agreement);

(o)   the Specified U.S. Borrower and its applicable Subsidiaries shall not have entered into arrangements in respect of post-petition financing and/or use of cash collateral and emergence financing arrangements in form and substance satisfactory to the Required Lenders on or prior to September 30, 2009; or

(p) the Specified U.S. Borrower and its applicable Subsidiaries shall not have commenced cases under Chapter 11 of the Bankruptcy Code on or prior to October 20, 2009.

Section 3. <u>Amendment to the Credit Agreement</u>. The Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 4 of this Agreement (other than, with respect to clauses (a), (b) and (c) of this Section 3, the condition precedent in Section 4(b)), hereby amended as follows:

(a) The definition of "<u>Applicable Commitment Fee Rate</u>" in Section 1.01 of the Credit Agreement is amended by adding the following proviso immediately prior to the period at the end thereof:

"; <u>provided</u> that, notwithstanding the forgoing, for each fiscal quarter ending after the Forbearance Effective Date, "<u>Applicable Commitment Fee Rate</u>" shall mean (a) 0.50% per annum, if the Average Revolving Credit Facility Balance during the immediately preceding fiscal quarter is greater than 50% of the Aggregate Commitments outstanding during such period, (b) 0.75% per annum, if the Average Revolving Credit Facility Balance during the immediately preceding fiscal quarter is less than or equal to 50% and greater than 25% of the Aggregate Commitments outstanding during such period, or (c) 1.00%, if the Average Revolving Credit Facility Balance during the immediately preceding fiscal quarter is less than or equal to 25% of the Aggregate Commitments outstanding during such period"

(b) The definition of "<u>Applicable Rate</u>" in Section 1.01 of the Credit Agreement is amended by (i) replacing the reference to "Level 3" in the second-to-last sentence thereof with "Level 4" and (ii) amending and restating the pricing grid set forth therein in its entirety as follows:

Applicable Rate			
Pricing Level	Average Excess Availability	Eurodollar Rate, BA Rate and Letter of Credit Fees	Base Rate, Canadian Base Rate and Canadian Prime Rate
1	> $200,000,000	3.75%	2.75%
2	> $125,000,000 but ≤ $200,000,000	4.00%	3.00%
3	> $50,000,000 but ≤ $125,000,000	4.25%	3.25%
4	≤ $50,000,000	4.50%	3.50%

(c) Section 1.01 of the Credit Agreement is amended by inserting the following new definitions in their correct alphabetical order:

"<u>Forbearance Agreement</u>" means the Forbearance Agreement, dated as of September 3, 2009, among the Borrowers, the Guarantors, the Lenders party thereto, the Administrative Agent and the Collateral Agent.

"<u>Forbearance Effective Date</u>" has the meaning specified in the Forbearance Agreement.

"Forbearance Period" has the meaning specified in the Forbearance Agreement.

(d)   Section 4.02(b) of the Credit Agreement is amended by adding "(other than, so long as the Forbearance Period has not terminated or expired, any Specified Default)" immediately following the word "Default" therein.

(e)   Section 4.02 of the Credit Agreement is further amended by inserting a new clause (f), to read as follows:

"(f)   In the case of each Borrowing, the Administrative Agent shall have received a Borrowing Base Certificate updated as of the close of business on the last Business Day of the immediately preceding calendar week."

Section 4.   Conditions to Effectiveness of This Agreement.

This Agreement shall be effective as of the date first above written when, and only when, on or before September 3, 2009, all of the following conditions precedent have been fulfilled (or otherwise waived by the Required Lenders in writing) in a manner reasonably satisfactory to the Required Lenders (and delivery by any Lender of a signature page to this agreement shall constitute conclusive evidence of such Lender's satisfaction with such fulfillment) (the "Forbearance Effective Date"); provided that clauses (a), (b) and (c) of Section 3 shall become effective as provided therein:

(a)   the Agent shall have received counterparts of this Agreement executed by the Loan Parties and the Required Lenders (or advice reasonably satisfactory to the Agent shall have been received by the Agent that the Required Lenders have executed this Agreement);

(b)   immediately prior to the effectiveness of this Agreement, no Default (other than a Specified Default) shall have occurred and be continuing;

(c)   the Agent shall have received a certificate from a Responsible Officer of the Specified U.S. Borrower, dated as of the date of the Forbearance Effective Date, certifying as to the matters set forth in Section 5(a) hereof;

(d)   the Agent shall have received such documents and certificates as the Agent or its counsel may reasonably request relating to the authorization of the transactions under this Agreement and any other legal matters relating to the Loan Parties, this Agreement or the transactions contemplated hereunder, all in form and substance reasonably satisfactory to the Agent and its counsel;

(e)   the Agent shall have received satisfactory opinions of counsel to the Loan Parties to confirm enforceability of this Agreement; and

(f)   the Agent shall have received payment of all invoiced accrued and outstanding reasonable out-of-pocket costs and expenses of the Agent in connection with the preparation, execution, delivery, and administration of this Agreement and the Loan Documents, including, without limitation, the reasonable out-of-pocket fees and expenses of counsel to the Agent.

Section 5.   Representations and Warranties.

(a)   To induce the Lenders and the Agent to enter into this Agreement, each of the Loan Parties hereby represents and warrants that (i) the representations and warranties contained in Article V of the Credit Agreement (other than Section 5.18) are true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) before and after giving effect to this Agreement, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) as of such earlier date and except that the representations and warranties contained in Sections 5.05(a) and (b) of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) thereof, respectively and (ii) no Default, other than the Specified Defaults, has occurred and is continuing.

(b)   The Loan Parties hereby acknowledge and agree that (i) the Specified Defaults may occur, (ii) except for the Specified Defaults, no other Defaults have occurred and are continuing as of the date hereof, and (iii) prior to the effectiveness of this Agreement, during the existence and continuation of such Specified Defaults (if any), the Specified Defaults would relieve the Lenders and the L/C Issuers from any obligation to extend any Loan or to provide other financial accommodations under the Loan Documents, subject to the terms and conditions of the Loan Documents.

Section 6.   Covenants.

In consideration of the Lenders' execution and delivery of this Agreement, the Loan Parties hereby agree as follows:

(a)   Compliance with the Loan Documents. Notwithstanding the occurrence and continuation of any Specified Default, the Loan Parties agree that the Loan Documents shall remain in full force and effect and the Loan Parties shall continue to comply with all covenants and other obligations under the Loan Documents, except to the extent that the breach, noncompliance or nonperformance of any such term or condition results in a Specified Default.

(b)   Notices. During the Forbearance Period, the Specified U.S. Borrower shall promptly give to the Agent notice in writing of the occurrence of any Forbearance Event.

(c)   Reorganization Plan. The Specified U.S. Borrower shall deliver to the Agent information satisfactory to the Agent with respect to the Nortek Plan and the Specified U.S. Borrower's exploration of other possible strategic restructuring transactions.

(d)   Restricted Payments. Notwithstanding anything in the Credit Agreement to the contrary, the Specified U.S. Borrower shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, declare or make any Restricted Payment to, make any Disposition to, or make any Investment in, Holdings, or enter into any transaction of any kind with Holdings, whether or not in the ordinary course of business, except in each case to the extent permitted under Section 7.06(e)(i), (ii) or (iii) of the Credit Agreement.

Section 7.   Reference and Effect on the Loan Documents.

(a)   On and after the Forbearance Effective Date each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the Notes and the other Loan Documents to the "Credit Agreement", shall mean and be a reference to the Credit Agreement, as modified hereby. The amendments to the Credit Agreement herein shall survive the termination of this Agreement and the expiration of the Forbearance Period. The forbearance agreements contained herein shall be binding on all Lenders in accordance with Section 11.01 of the Credit Agreement.

(b)   The Credit Agreement, the Collateral Documents, the Notes and each of the other Loan Documents, as specifically amended or otherwise modified by this Agreement, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c)   The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Secured Party or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

(d)   Nothing contained in this Agreement and no action by, or inaction on the part of, any Secured Party or the Agent shall, or shall be deemed to, directly or indirectly (i) constitute a consent to or waiver of any past, present or future violation of any provision of the Credit Agreement or any other Loan Document, (ii) except as expressly set forth herein, amend, modify or operate as a waiver of any provision of the Credit Agreement or any other Loan Document or of any right, power, or remedy of the Agent or any Secured Party thereunder or (iii) constitute a course of dealing or other basis for altering any obligation of the Loan Parties under the Loan Documents or any other contract or instrument.

(e)   The Loan Parties and the Required Lenders hereby agree that this Agreement shall be a Loan Document for all purposes of the Credit Agreement and the other Loan Documents.

(f)   The execution of this Agreement shall be deemed to constitute delivery of written notice pursuant to Section 6.03(a) of the Credit Agreement of the occurrence of the Specified Defaults.

Section 8.   No Waiver; Reservation of Rights.

The Agent and the Lenders have not waived, are not by this Agreement waiving, and have no present intention of waiving, any Specified Default (except during the Forbearance Period to the limited extent set forth herein) or any other Default which may be continuing on the date hereof or any Default which may occur after the date hereof (whether similar to any Specified Default or otherwise), and nothing contained herein shall be deemed or constitute any such waiver. Subject to Section 1(a) hereof, the Agent and the Secured Parties reserve the right, in their discretion, to exercise any or all rights or remedies under the Credit Agreement or any other Loan Document, applicable law and otherwise as a result of any Specified Default or any other Default that may be continuing on the date hereof or any Default that may occur after the date hereof, and the Agent and the Secured Parties have not waived any such rights or remedies and nothing in this Agreement, and no delay on the Agent's or the Secured Parties' part in exercising such rights or remedies, should be construed as a waiver of any such rights or remedies. The Agent and the Secured Parties reserve the right to reasonably request any additional information (financial or otherwise) with respect to any Specified Default or any other Default or otherwise. Nothing in this Agreement shall be deemed, asserted or construed to impair or prejudice the rights of the Agent and the Secured Parties to appear and be heard on any issue, or to object to any relief sought, in any proceeding under any Debtor Relief Law.

Section 9.   Amendments.

Subject to the last sentence of this Section 9, this Agreement may not be amended, supplemented or modified except in accordance with the provisions of this Section 9. The Required Lenders and the Loan Parties from time to time, may (a) enter into written amendments, supplements or modifications hereto for the purpose of adding any provisions to this Agreement or changing in any manner the rights or obligations of the Lenders and/or the Loan Parties hereunder and (b) waive or modify, on such terms and conditions as the Required Lenders may specify in such instrument, any of the requirements of this Agreement or any Forbearance Event and its consequences. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Secured Parties and shall be binding upon each Loan Party, the Secured Parties, the Agent and all future Secured Parties. Nothing in this Section 9 supersedes the requirements of Section 11.01 of the Credit Agreement and any modifications, amendments or waivers of any provisions of the Credit Agreement (including, without limitation, as amended herein) shall continue to be governed by Section 11.01 of the Credit Agreement.

Section 10. Costs and Expenses.

The Loan Parties acknowledge their obligations under the Credit Agreement to pay out-of-pocket expenses of the Agent and the Lenders as set forth in Section 11.04 of the Credit Agreement.

Section 11. Tolling of Statute of Limitations.

Each and every statute of limitations or other applicable law, rule or regulation governing the time by which any Lender must commence legal proceedings or otherwise take any action with respect to exercising any of its respective rights, powers or remedies directly or indirectly against the Loan Parties with respect to any breach or default existing on or prior to the Forbearance Termination Date, including, without limitation, actions under or in respect of the Credit Agreement or any Loan Document, shall be tolled while this Agreement is effective. Each Loan Party agrees, to the fullest extent permitted by law, not to include such period of time in any assertion by it at any time that a statute of limitations or other applicable law, rule or regulation bars or otherwise acts as a defense (whether equitable or legal) to any legal proceeding or other action by any Secured Party in exercise of its respective rights, powers or remedies, directly or indirectly, with respect to any or all of the breaches or defaults referred to in the immediately preceding sentence.

Section 12. Agreement Not a Defense.

Each Loan Party agrees that, subject to the agreement of the Lenders to forbear as and to the extent expressly set forth herein, the agreements of the Lenders under this Agreement shall not constitute a waiver by any of the Lenders of, or a defense by the Loan Parties to, the exercise by any of the Lenders of any right, power or remedy which any of the Lenders may have under or in respect of the Credit Agreement or any Loan Document or any other agreement or document relating thereto (and including rights, powers and remedies at law, in equity or by statute).

Section 13. GOVERNING LAW.

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 14. Indemnification and Release.

(a) For the avoidance of doubt, Section 11.04(b) of the Credit Agreement shall apply in respect of any and all claims, damages, losses, liabilities and reasonably related expenses (including, without limitation, the reasonable fees, charges and disbursements of any counsel for any Indemnitee) that may be incurred by or asserted or awarded against any Indemnitee, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) this Agreement, except to the extent such claim, damage, loss, liability or expense is found in a final and nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnitee's gross negligence or willful misconduct.

(b)   In consideration of the Lenders' execution and delivery of this Agreement, on the Forbearance Effective Date, each Loan Party and each of their successors and assigns (including, without limitation, any receiver or trustee, collectively, the "Releasors") does hereby forever acquit, waive, release and discharge each of the Agent and each Lender party hereto and each of their respective successors, assigns, affiliates, directors, officers, employees, agents, attorneys, consultants, advisors and other Related Parties (collectively, the "Releasees") of and from any and all claims (including, without limitation, any liabilities, damages, demands and causes of action to the extent arising therefrom) whatsoever, in law or in equity, whether known or unknown, which the Releasors ever had, have now, or hereinafter can, shall or may have against any Releasee by reason of, if the Forbearance Effective Date shall occur, (i) any matter arising on or prior to the Forbearance Effective Date out of the Credit Agreement, this Agreement or the other Loan Documents and (ii) any and all other actions or omissions relating in any way thereto done or omitted to be done on or prior to the Forbearance Effective Date.

SECTION 15.   Acknowledgments and Agreements.

(a)   The Collateral.   Each Loan Party ratifies and reaffirms the validity and enforceability (without defense, counterclaim or offset of any kind and not subject to any avoidance, reduction, recharacterization, subordination (whether equitable, contractual or otherwise but subject to the Intercreditor Agreement), counterclaim, cross-claim, defense, disallowance, impairment, objection or any challenges under any applicable Law or by any Person) of the Liens and security interests granted to secure any of the Obligations to and for the benefit of the Secured Parties, pursuant to the Loan Documents. Each Loan Party acknowledges and agrees that all such Liens and security interests granted by it secure, and shall continue to secure, the Obligations and the Guaranties from and after the Forbearance Effective Date. To the extent required by the Loan Documents, each Loan Party further agrees to take promptly any and all actions reasonably requested by the Agent with respect to the granting, perfection and priority of the liens purported to be granted by the Loan Documents.

(b)   Validity of Obligations. Each Loan Party acknowledges and agrees that such party is truly and justly indebted to the Secured Parties and the Agent for the Obligations, without defense, counterclaim or offset of any kind, and not subject to any avoidance, reduction, recharacterization, subordination (whether equitable, contractual or otherwise but subject to the Intercreditor Agreement), counterclaim, cross-claim, defense, disallowance, impairment, objection or any challenges under any applicable Law or by any Person, and such party ratifies and reaffirms the validity, enforceability and binding nature of such Obligations.

(c)   Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE AGENT OR ANY SECURED PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(d)   Execution in Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Any party hereto may execute and deliver a counterpart of this Agreement by delivering by facsimile transmission or electronic mail in portable document format a signature page of this Agreement signed by such party, and such signature shall be treated in all respects as having the same effect as an original signature.

(e)   Severability. The invalidity, illegality or unenforceability of any provision in or obligation under this Agreement in any jurisdiction shall not affect or impair the validity, legality or enforceability of the remaining provisions or obligations under this Agreement or of such provision or obligation in any other jurisdiction.

(f)   Agent. The parties hereto hereby agree that Article IX of the Credit Agreement shall apply to this Agreement and each other Loan Document and all actions taken or not taken by the Agent or any Secured Party contemplated hereby.

(g)   No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of each party hereto and their respective successors and assigns. No Person other than the parties hereto, their respective successors and assigns, the Indemnitees, the Releasees and any other Secured Party shall have rights hereunder or be entitled to rely on this Agreement, and all third-party beneficiary rights are hereby expressly disclaimed.

(h)   Section Titles. The section and subsection titles contained in this Agreement are included for convenience only, shall be without substantive meaning or content of any kind whatsoever, and are not a part of the agreement between the Lenders and the Loan Parties. Any reference in this Agreement to any "Section" refers, unless the context otherwise indicates, to a section of this Agreement.

SECTION 16. Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"Bankruptcy Code" means Title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

"Consenting Debtholders" has the meaning specified in the Lock-Up Agreement.

"Lock-Up Condition" shall be satisfied if, and only if, the Specified U.S. Borrower shall have delivered to the Agent a certified copy of the Lock-Up Agreement (including a copy of the Nortek Plan) executed and delivered by the Required Debtholders and the other Consenting Debtholders (provided that, in the case of Consenting Debtholders, the names and the amounts of Restructured Debt held by the Consenting Debtholders may only be disclosed to the Agent).

"Lock-Up Agreement" means the Restructuring and Lock-Up Agreement dated as of September 3, 2009 (but excluding Exhibit A thereto) among the Specified U.S. Borrower (and to the extent applicable, its Subsidiaries) and the Consenting Debtholders, providing for, among other things, the agreement of the Consenting Debtholders to (i) vote in favor of the Nortek Plan and to cooperate in the consummation thereof and (ii) forbear from the exercise of rights and remedies under the applicable Junior Financing Documentation or Senior Secured Notes Documents (including any related security agreements or other collateral documents) and applicable law.

"Nortek Plan" means a joint, prepackaged plan of reorganization of the U.S. Borrower and certain of its Subsidiaries under the Bankruptcy Code, including all exhibits and supplements thereto, and the disclosure statement in respect thereof; all of the foregoing which from and after September 15, 2009 (or such later date as the Required Lenders shall agree) shall be in form and substance satisfactory to the Required Lenders.

"Required Debtholders" means holders of not less than two-thirds of the outstanding principal amount of the 2014 Senior Subordinated Notes.

"Restructured Debt" means the 2014 Senior Subordinated Notes, the Existing NTK Indebtedness and the Senior Secured Notes.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

NORTEK, INC., as the Specified U.S. Borrower
and as a Guarantor

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

VENTROL AIR HANDLING SYSTEMS INC.,
as the Canadian Borrower

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, INC.
CES INTERNATIONAL LTD.
CLEANPAK INTERNATIONAL, INC.
ELAN HOME SYSTEMS, L.L.C.
GEFEN, INC.
GOVERNAIR CORPORATION
GTO, INC.
HC INSTALLATIONS, INC.
HOMELOGIC LLC
HUNTAIR, INC.
INTERNATIONAL ELECTRONICS, INC.
LINEAR H.K. LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH-WEBCO, INC.
NILES AUDIO CORPORATION
NORDYNE INC.
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE, INC.
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD, INC.
PANAMAX INC.
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, INC.
TEMTROL, INC.
WDS LLC
XANTECH CORPORATION
ZEPHYR CORPORATION

as a Borrower and Guarantor

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

(of entity listed or as an officer of the managing member,
sole member or general partner)

BROAN-NUTONE CANADA INC.
INNERGY TECH INC.
VENMAR CES, INC.
VENMAR VENTILATION INC.
VENMAR VENTILATION (H.D.H.) INC.

as a Guarantor

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Robert Anchundia
Name: Robert Anchundia
Title: Vice President

Credit Suisse, Cayman Islands Branch,
as a Lender

By: /s/ Bill O'Daly
Name: Bill O'Daly
Title: Director

By: /s/ Ilya Ivashkov
Name: Ilya Ivashkov
Title: Associate

GE Capital Corporation,
as a Lender

By: <u>/s/ Philip F. Carfora</u>
Name: Philip F. Carfora
Title: Duly Auhtorized Signatory

PNC Bank, National Association,
as a Lender

By: /s/ David Weaver
Name: David Weaver
Title: Vice President

UPS CAPITAL CORPORATION,
as a Lender

By: /s/ John P. Holloway
Name: John P. Holloway
Title: Director of Portfolio Management

WELLS FARGO FOOTHILL CANADA ULC,

as a Lender

By: /s/ Kurt Duerfeldt

Name: Kurt Duerfeldt

Title: Executive Vice President

WELLS FARGO FOOTHILL, LLC,

as a Lender

By: /s/ Mark A. Bradford

Name: Mark A. Bradford

Title: Vice President

Acknowledged and Agreed:

BANK OF AMERICA, N.A.,
as Agent

By: /s/ Robert Anchundia
Name: Robert Anchundia
Title: Vice President

Acknowledged and Agreed:

BANK OF AMERICA, N.A.,
as U.S. L/C Issuer and Canadian L/C Issuer

By: <u>/s/ Robert Anchundia</u>
Name: Robert Anchundia
Title: Vice President

Schedule I

Specified Defaults

1. The failure by the Specified U.S. Borrower to pay interest due on September 1, 2009 in respect of the 2014 Senior Subordinated Notes pursuant to the provisions of the 2014 Senior Subordinated Notes Indenture. For the avoidance of doubt, Specified Defaults shall not include any Default under the Credit Agreement resulting from the Specified U.S. Borrower's or any of its Subsidiaries' failure to perform or observe any agreement or condition relating to any Indebtedness or Guarantee (other than the 2014 Senior Subordinated Notes) or contained in any instrument or agreement evidencing, securing or relating thereto, or the occurrence of any other event, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded, in each case resulting from the failure of the Specified U.S. Borrower to pay interest due on September 1, 2009 in respect of the 2014 Senior Subordinated Notes pursuant to the provisions of the 2014 Senior Subordinated Notes Indenture.